SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Rule 13d-101

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a)

AND

AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Wize Pharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

97751M207

(CUSIP Number)

Rimon Gold Assets Ltd.

Raveh Ravid & Co.

32A Habarzel Street

Tel Aviv, Israel

Tel: +972 (3) 767-6999

Attention: Abir Raveh

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2020

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751M207	Schedule 13D/A

1	NAMES OF REPORTING PERSONS Rimon Gold Assets Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,927,866*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,927,866*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,927,866*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.96%*
14	TYPE OF REPORTING PERSON CO

*	See Item 5 for beneficial ownership information.

CUSIP No. 97751M207	Schedule 13D/A

1	NAMES OF REPORTING PERSONS Abir Raveh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,927,866*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,927,866*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,927,866*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.96%
14	TYPE OF REPORTING PERSON OO

*	See Item 5 for beneficial ownership information.

This Amendment No. 2 amends the Schedule 13D filed March 5, 2020 (the “Schedule 13D”) and is filed by Rimon Gold Assets Ltd. (“Rimon Gold”) and Abir Raveh (collectively, the “Reporting Persons”) with respect to shares of common stock, par value $0.001 per share (the “Common Stock”) of Wize Pharma, Inc., a Delaware corporation (the “Issuer”) beneficially held by the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4 below, which is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 24, 2020, the Issuer entered into an agreement (the “December 2020 Agreement”) with certain holders (the “Holders”), including Rimon Gold, representing a majority of the Series A Warrant issued by the Issuer in October 2018. Pursuant to the terms of the December 2020 Agreement, the Issuer and Holders mutually agreed that the Issuer would voluntarily reduce the exercise price of the Series A Warrants to $0.001 per share until January 7, 2021, after which such exercise price shall revert back to $0.16 per share.

As a result of the adjustment to the exercise price of the Series A Warrants, the exercise price of the warrants issued in November 2017, the placement agent warrants issued in October 2018, the warrants issued to certain lenders in May 2019, the warrants issued to certain lenders in November 2019, the warrants issued to certain purchasers from the private placement in December 2019 and certain investment rights issued on January 2017 were also adjusted to reflect a reduced exercise price of $0.001 per share (collectively, the “Warrant Adjustments”). As a result of the Warrant Adjustments, on December 29, 2020, an aggregate of 13,332,657 were issued as a result of the exercise of such warrants, each on a cashless basis, of which 4,617,818 shares of Common Stock were issued to Rimon Gold as a result of the exercise of outstanding warrants.

The foregoing description of the December 2020 Agreement is qualified in its entirety by the full text of such agreement, which is incorporated by reference herein or filed herewith.

The Reporting Persons intend to review their investment in the Issuer on a regular basis. Subject to the limitations imposed by applicable law, the Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in shares of Common Stock, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of shares of Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate their investment, the Reporting Persons may routinely monitor the Issuer’s share price, business, business development, capital structure and strategic matters, prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The percentages set forth below are based on 33,052,951 shares of Common Stock outstanding as of December 31, 2020, as reported by the Issuer.

(a) Rimon Gold beneficially owns 6,927,866 shares of Comment Stock, representing approximately 20.96% of the outstanding shares of Common Stock.

(b) Rimon Gold is an Israeli private company wholly owned by the Goldfinger Trust (the “Trust”), whose trustee is Abir Raveh (the “Trustee”) and whose beneficiary is Yair Goldfinger. The Trust directs the management of Rimon Gold, its investment and voting decisions and the Trustee directs the management of the Trust, its investment and voting decisions. Mr. Goldfinger does not direct the management of Rimon Gold, the Trust or the Trustee, its investment or voting decisions and disclaims beneficial ownership of the shares reported herein.

(c) None of the Reporting Persons has effected any transactions in the shares of Common Stock in the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

See Item 4 above, which is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 1	Agreement dated as of December 24, 2020, by and between Wize Pharma, Inc. and certain parties listed therein.

SIGNATURE

After a reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Rimon Gold Assets Ltd.

By:	/s/ Abir Raveh
Name:	Abir Raveh
Title:	Director

Abir Raveh

By:	/s/ Abir Raveh